EXHIBIT (j)

                          INDEPENDENT AUDITORS' CONSENT

         We consent to the incorporation by reference in this Post-Effective Amendment No. 31 to the Registration Statement of The Wright Managed Equity Trust (1933 Act File No. 2-78047) on behalf of the Wright Selected Blue Chip Equities Fund, Wright Major Blue Chip Equities Fund, and Wright International Blue Chip Equities Fund, of our reports dated February 14, 2003, relating to the Funds referenced above, included in the Annual Report to Shareholders for the year ended December 31, 2002, in the Statement of Additional Information which is part of such Registration Statement.

         We also consent to the reference to our Firm under the heading "Financial Highlights" in the Prospectus and under the caption "Independent Certified Public Accountants" of the Statement of Additional Information.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP


Boston, Massachusetts
April 25, 2003